UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2010

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 9, 2010 relating to the Press Release for the Company’s Annual Results for the year ended August 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director,
Chief Financial Officer and Company Secretary

Dated: November 9, 2010

For Immediate Release

City Telecom Announces Annual Results 2010

Promises Delivered: 2016 Big, Hairy, Audacious Goal (BHAG) In Sight!

Highlights :

•	Record broadband subscription growth of 135,000 net additions during the year to 526,000 as of 31 August 2010

•	Total turnover grew by 6.5% year-on-year to HK$1,574.7 million due to strong Fixed Telecommunications Network Services (FTNS) turnover growth of 10.2% year-on-year to HK$1,356.1 million

•	Maintain a stable core earning before interest, tax, depreciation and amortization (“EBITDA”) of HK$479.1 million despite the record broadband subscription growth and associated acquisition costs

•	Net profit attributable to shareholders for FY2010 reached HK$216.9 million, compared to HK$212.8 million in FY2009

•	Declared a final cash dividend of HK13.5 cents per ordinary share bringing full year dividend to HK20 cents per ordinary share (FY2009 : HK19 cents per ordinary share)

(Hong Kong, 9 November 2010) City Telecom (H.K.) Ltd. (“City Telecom”, HKEX : 1137, NASDAQ: CTEL), today announced annual results for the 12 months ended 31 August 2010 (FY2010). The Group executed within the guidance for FY2010, meeting the financial and operational targets as set at the beginning of the financial year.

“Key performance indicators for the Group’s results for 12 months to 31 August 2010, in terms of record net growth of broadband subscription, flat core EBITDA and assertive network coverage expansion have all met our targets set one year ago,” chairman of City Telecom, Ricky Wong said.

“Firstly, we achieved record broadband subscription net additions of 135,000 to 526,000 as of 31 August 2010, i.e. 34.5% year on year growth, mainly by taking market share in a saturated market. Secondly, we have maintained core EBITDA essentially flat at HK$479.1 million (HK$469.4 million add back HK$9.7 million loss on extinguishment of 10-year senior notes). Lastly, our network coverage has been extended by 150,000 to 1.77 million home passes as of 31 August 2010, according to our plan,” he added.

BUSINESS REVIEW

For FY2010, our strategic focus was to grab broadband market share, and build a base camp for our push towards our 10-year Big, Hairy, Audacious Goal (“BHAG”) of becoming the largest Internet Protocol service provider in Hong Kong by 2016. In November 2009, we launched our HK$99/month “AWESOME SPEED. FOR EVERYONE” Member-Get-Member marketing campaign, assertively cutting the headline rate of our 100Mbps broadband service by half. Despite this price cut which impacts both acquisition and retention pricing, we were still able to achieve moderate growth in our turnover by 6.5% year-on-year to HK$1,574.7 million, comprised 10.2% growth to HK$1,356.1 million for FTNS business which more than offset the 11.6% decline to HK$218.6 million for International Telecommunications Service (IDD) business. Our FTNS business now contributes 86.1% of the Group’s turnover and this uptrend should continue while phasing down our IDD business.

After deducting HK$42.7 million income tax expenses which included HK$40.1 million non-cash deferred taxation, the net profit attributable to shareholders for FY2010 reached HK$216.9 million, compared to HK$212.8 million in FY2009.

Fixed Telecommunications Network Services (FTNS)

At the beginning of FY2010, we set out strategy to grow our broadband customer base assertively. 12-month has now passed and we delivered what we have promised – a record growth of 135,000 net additions to 526,000 broadband subscriptions representing approximately 25% market share in the broadband subscription market. This record high gain in broadband subscriptions in FY2010 was driven by the success of our “AWESOME SPEED. FOR EVERYONE.” promotion, which lasted for 10 months between November 2009 and August 2010. We estimate that during the year to 31 August 2010, the whole broadband market grew by 145,000 subscribers ((2,093,000 as of 31 July 2010 less 1,960,000 as of 31 August 2009) x 12/11) of which we added 93% or 135,000.

On 14 April 2010, we started to pave the way for an ARPU increase with the launch of our 1000Mbps broadband service at HK$199/month which we will aim to upgrade our 100Mbps customer base over time. Furthermore, effective from 1 September 2010, we raised our basic bb100 standalone price by 70.7% to HK$169/month and also introduced our triple-play package of 100Mbps broadband, home telephone and IP-TV services for HK$199/month, which we expect to position as our new mainstream package.

On local telephony, we added 49,000 net additions to 431,000 subscriptions in an overall market that is already matured.

On IP-TV, we had 17,000 net declines to 153,000 subscriptions, as we proactively churned off free or low paying IP-TV subscribers and redeployed the set-top-boxes to higher yielding customers. We are now offering around 110 channels with selective additions throughout the year, including Disney Channel, Discovery Channel, Hallmark, SCI FI, TRACE music channel, Anyplex Video-On-Demand service for latest Hollywood blockbusters and a bilingual KidsCo Channel.

International Telecommunications Services (IDD)

IDD revenue was down 11.6% to HK$218.6 million, contributed only 13.9% of the Group’s turnover. Our IDD traffic volume fell by 4.7% from 487 million minutes in FY2009 to 464 million minutes in FY2010. On IDD, our strategy is to focus on cash flow and profitability rather than market share.

PROSPECTS

Our primary focus in FY2010 was assertive growth in our subscription base, while stepping into FY2011, we shift our focus from “seed-planting” to “harvesting”, i.e. from “subscriber maximisation” to “profit maximisation”. With our 526,000 broadband subscription base, widen distribution channels, together with our expanding 1.77 million residential homes pass fibre network, we have set the foundation for us to drive towards our 10-year BHAG of becoming the largest Internet Protocol service provider by 2016.

Hence, for FY2011, our guidance on the key metrics is as below:

•	broadband subscriptions growth from 526,000 as of 31 August 2010 to exceed 600,000 subscriptions by 31 August 2011

•	EBITDA to exceed HK$580 million

•	Capital expenditure on telecommunications business from HK$320 million to HK$350 million

With these challenging key performance targets being set, a clear message on this year’s direction was fully communicated to all Talents internally and stakeholders externally at the beginning of FY2011 – this year, we move beyond subscribers, and focus on profitability. We shall attack this goal through two pillars – grow revenues and enhance cost efficiency.

On revenue side, a series of actions is undergoing to advance our top-line and bottom-line growth, including the below :

•

On 19 August 2010, we announced to the public that effective from 1 September 2010, we ended the HK$99/month for symmetric 100Mbps broadband marketing offer towards either HK$199/month for 100Mbps triple-play services, or HK$199/month for 1000Mbps broadband only service.

•

During FY2010, we have strengthened our exposure in the corporate market by extending our fibre network coverage to Grade A office buildings in locations such as International Finance Centre (IFC), International Commerce Centre (ICC), Pacific Place, The Lee Garden, Cyberport, One Island East, etc. This has paved the way for our corporate business growth from small-to-medium enterprises (SMEs) to large multinational corporations (MNCs).

On the cost side, “do more with less” is the way how we drive change and innovation within the Group – and we do this by more than streamlining business processes – we change the way we do business:

•

Instead of solely relying on our sales executives for customer acquisition and contract renewal, we introduced on-line registration platform in late FY2009 and we used FY2010 to build public awareness. This year, we will proactively and aggressively push this channel to be one of our key distribution channels.

•

With scaled subscription base of over half a million, we have a gradual margin expansion from shifting our cost mix from customer acquisition cost at about 30% of contract sum to customer retention cost at about 10% of contract sum.

“Whilst we are well on track four years into our 10-year BHAG of becoming the largest Internet Protocol service provider in Hong Kong by 2016, we are already looking for new incremental business prospects to drive our next 10-year BHAG 10 in 2026. One opportunity we see is the domestic free TV market. The market is changing drastically, and we see exciting opportunities to leverage our fiber infrastructure as well as our accumulated wealth of intellectual momentum having been in the IP-TV business since 2003. Of course, we also anticipated fierce competition in the free TV market, especially with two other potential new entrants into the market. We shall proactively keep a close watch on the associated investment opportunities and development projects, and base our decisions on the long term interests of our shareholders,” Mr. Wong concluded.

- End -

Note to Editors

Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this annual results announcement, such as presentation slides and press release can also be found at the above website.

About City Telecom/Hong Kong Broadband Network Limited

Established in 1992, City Telecom (H.K.) Limited (HKEX: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong via its own self-built fibre network. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is the fastest growing broadband service provider in Hong Kong. HKBN offers a diversified portfolio of innovative products that service over 1,110,000 subscriptions for broadband, local telephony and IP-TV. The Company has built a solid market position with top-of-the-line applications and practices enabling it substantial growth. The company takes great pride in developing its over 3,000 Talent force into a competitive advantage. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For Enquiries, please contact

Corporate Communications	Investor Engagement
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: investor_engagement@ctihk.com